Chapman and Cutler LLP                                    111 West Monroe Street
                                                        Chicago, Illinois  60603


                                 June 26, 2019



Frank Buda
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 F Street, N.E.
Washington, D.C. 20549

      Re:                           FT 8088
                     FT High Income Model Portfolio, 3Q '19
                                 (the "Trust")
                      CIK No. 1770045 File No. 333-231602
              ---------------------------------------------------

Dear Mr. Buda:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Objective
---------

      1. PLEASE PROVIDE AN EXPLANATION OF "DURATION" AND CONSIDER PROVIDING AN EXAMPLE OF DURATION IN THE "OBJECTIVE" SECTION.

      Response: The following disclosure has been added to the "Interest Rate Outlook/Duration" paragraph in the "Objective" section:

            The duration of a bond is a measure of its price sensitivity to interest rate movements based on the weighted average term to maturity of its interest and principal cash flows. In general, duration represents the expected percentage change in the value of a security for an immediate 1% change in interest rates. For example, the price of a security with a three-year duration would be expected to drop by approximately 3% in response to a 1% increase in interest rates.

      2. PLEASE CONSIDER REVISING THE "INTEREST RATE OUTLOOK/DURATION" PARAGRAPH IN THE "OBJECTIVE" SECTION TO CLARIFY THE JARGON OR TECHNICAL TERMS.

      Response: The prospectus has been revised in accordance with this comment.

      3. PLEASE CHANGE "COMMON STOCKS" TO "SHARES" IN THE FIRST SENTENCE IN THE "FIRST TRUST LOW DURATION OPPORTUNITIES ETF AND FIRST TRUST TACTICAL HIGH YIELD ETF" SECTION.

      Response: The prospectus has been revised in accordance with this comment.

      4. PLEASE REVISE THE HYPERLINKS CONTAINED IN THE "FIRST TRUST LOW DURATION OPPORTUNITIES ETF AND FIRST TRUST TACTICAL HIGH YIELD ETF" SECTION.

      Response: The prospectus has been revised in accordance with this comment.

Risk Factors
------------

      5. IF THE TRUST WILL HAVE MATERIAL EXPOSURE TO FLOATING-RATE INSTRUMENTS TIED TO LIBOR, PLEASE ADD DISCLOSURE ON HOW THE POTENTIAL CESSATION OF LIBOR COULD AFFECT THE TRUST'S INVESTMENTS. FOR EXAMPLE, WILL THE TRUST HAVE SIGNIFICANT EXPOSURE TO INSTRUMENTS THAT PAY INTEREST AT FLOATING RATES BASED ON LIBOR THAT DON'T INCLUDE FALL BACK PROVISIONS TO ADDRESS HOW INTEREST RATES WILL BE DETERMINED IF LIBOR STOPS BEING PUBLISHED? IF SO, HOW WILL IT AFFECT THE LIQUIDITY OF THOSE INVESTMENTS AND PLEASE DISCLOSE HOW THE TRANSITION TO A SUCCESSOR RATE COULD IMPACT THE VALUE OF INVESTMENTS THAT REFERENCE LIBOR.

ADDITIONALLY, IF THE TRUST WILL HAVE SIGNIFICANT EXPOSURE TO LIBOR LINKED INVESTMENTS, PLEASE ADD DISCLOSURE TO THAT EFFECT.

      Response: The following disclosure will be added to the registration statement in accordance with this comment:

      LIBOR RISK. Certain of the Funds held by the Trust invest, certain of which invest significantly, in floating-rate securities that pay interest based on LIBOR. In 2012, regulators in the United States and the United Kingdom alleged that certain banks, including some banks serving on the panel for U.S. dollar LIBOR, engaged in manipulative acts in connection with their submissions to the British Bankers Association. Manipulation of the LIBOR rate-setting process would raise the risk to a Fund of being adversely impacted if a Fund received a payment based upon LIBOR and such manipulation of LIBOR resulted in lower resets than would have occurred had there been no manipulation.

      In 2017, the head of the United Kingdom's Financial Conduct Authority announced a desire to phase out the use of LIBOR by the end of 2021. While some instruments tied to LIBOR may include a replacement rate in the event LIBOR is discontinued, not all instruments have such fallback provisions and the effectiveness of such replacement rates remains uncertain. The potential cessation of LIBOR could affect the value and liquidity of investments tied to LIBOR, especially those that do not include fallback provisions. Due to the uncertainty regarding the future utilization of LIBOR and the nature of any replacement rate, the potential effect of a transition away from LIBOR on a Fund or the financial instruments in which the Fund invests cannot yet be determined.

Registration Statement
----------------------

      6. FOR THIS AND OTHER FIRST TRUST UNIT INVESTMENT TRUSTS, PLEASE CONFIRM WHETHER THERE ARE ANY ASSOCIATED INDEMNIFICATION AGREEMENTS OF THE TYPE DESCRIBED IN RULE 484(B) UNDER THE SECURITIES ACT OF 1933. IF SO, PLEASE INCLUDE THE UNDERTAKING REQUIRED BY RULE 484 IN THE REGISTRATION STATEMENT.

      Response: The registration statement has been revised in accordance with this comment.

      7. PLEASE REVISE THE REGISTRATION STATEMENT TO INCLUDE THE UNDERTAKING REQUIRED BY INSTRUCTION 3(A)(3) TO FORM S-6.

      Response: The registration statement has been revised in accordance with this comment.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.


                                                      Very truly yours,

                                                      CHAPMAN AND CUTLER LLP


                                                      By /s/ Daniel J. Fallon
                                                         ______________________
                                                             Daniel J. Fallon